February 19, 2003

Allied Security

INTEGRATED ASSET PROTECTION

A SpectaGuard Company

Via EDGAR and Overnight Courier

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Allied Security, Inc.—Withdrawal of Registration Statement on Form S-1, Registration No. 333-99857

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), we hereby file this application for withdrawal of the Registration Statement on Form S-1, Registration No. 333-99857 of Allied Security, Inc., a Delaware corporation (the “Company”), initially filed on September 19,2002 with the Securities and Exchange Commission under the Act (the “Registration Statement”). No securities were sold in connection with the offering contemplated by the Registration Statement and the Company desires to withdraw the Registration Statement because the Company has entered into an Agreement and Plan of Merger, dated as of January 16, 2003, pursuant to which it has been acquired by Mafco Holdings, Inc. for cash.

If you have any comments or questions regarding this matter, please feel free to contact me at (610) 239-1188.

Very truly yours,

/s/ Bruce A. Gelting
Bruce A. Gelting Senior Vice President, Secretary and General Counsel, Allied Security, Inc.

Allied Security Inc. • SpectaGuard Acquisition LLC

3606 Horizon Drive, King of Prussia, Pennsylvania 19406 • Phone: 610/239-1100 • 800/514-8273 • Fax: 610/239-1107

www.alliedsecurity.com